EXHIBIT (a)(1)(H)

E-Mail to Employees of Corcept Therapeutics Incorporated

Regarding Tender Offer

In response to your question, on March 6, 2023 we announced a tender offer to purchase up to 7,500,000 shares of our common stock (“Shares”). If you own Shares, you may offer to sell them back to the company through a process known as a “tender offer” that will take place between March 6, 2023 and March 31, 2023, unless extended or terminated.

For more details, click here to read the press release.

If you would like a paper version of this notice (at no charge), please email J.D. Lyon at jdlyon@corcept.com. He will send you one.

Description of the tender offer

We are offering to purchase Shares at a price between $19.25 and $22.00, calculated as described in the tender offer materials, less any applicable withholding taxes and without interest. This offer is subject to terms and conditions described in the tender offer materials, which you may read by clicking this link.

Eligibility

You may participate in the tender offer if:

•	You own Shares; or

•

You hold options to purchase Shares that are vested or will vest on or before the tender offer expires (currently 9:00 P.M., Pacific Daylight Time, on March 31, 2023, unless the tender offer is extended or terminated).

Please review the tender offer materials carefully and discuss the tender offer with your tax, financial and other personal advisors before deciding. Whether or not you participate in the tender offer is your decision. Corcept is not recommending any particular course of action.

Information about the tender offer is included in the tender offer materials and press release, which we urge you to review carefully. Additional sources of information, including the procedures you must follow should you choose to participate, is available as described below.

Additional Information for Stockholders

If you hold Shares in a brokerage account, you may wish to contact your broker to make sure you get a copy of the tender offer materials and any other forms your broker may require you to complete. If you hold Share certificates registered in your own name, Corcept’s transfer agent, Continental Stock Transfer & Trust Company, will be sending you the tender offer materials. You may also request copies of the tender offer materials from D.F. King & Co., Inc., the information agent for the tender offer, by calling 1 (212) 269-5550 or 1 (800) 821-8781 or by email to cort@dfking.com.

Additional Information for Option Holders

If you hold (i) unexercised options to purchase Shares that are (i) currently vested or (ii) will vest on or prior to the date the tender offer expires, you may participate in the tender offer by exercising your vested options and tendering the Shares acquired upon exercise. If you are considering exercising any of your stock options, please contact J.D. Lyon at jdlyon@corcept.com as soon as possible so that there is enough time to complete your exercise and to transfer the Shares to you before the tender offer expires. Remember, exercising options and transferring Shares to your account is a process that typically takes three business days to complete, and sometimes longer.

Please be aware that your decision to exercise any of your options is irrevocable. If Corcept does not acquire any Shares in the tender offer or is only able to acquire a percentage of the Shares tendered (the tender offer materials explain how that might happen), you will continue to own the Shares acquired by exercising your options.

Once you have exercised your stock options, you may participate in the tender offer by following the instructions set forth in the tender offer materials.

If you have other questions about the tender offer, you may contact D.F. King & Co., Inc., the information agent for the tender offer, by calling 1 (212) 269-5550 or 1 (800) 821-8781 or by email to cort@dfking.com.